Exhibit 99.1

December 3, 2013	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS  RELEASE

GREAT  PANTHER UPDATES  MINERAL  RESOURCE  ESTIMATES
AT  THE  GUANAJUATO  MINE  COMPLEX

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; "the Company") announces the completion of the updated mineral resource estimates at the Company's wholly-owned Guanajuato Mine Complex (“Guanajuato Mine”) in Guanajuato, Mexico.  This update does not affect the San Ignacio Inferred resource estimate, which remains as reported in 2012.

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Updated Measured and Indicated (“M&I”) mineral resources at the Guanajuato Mine Complex comprise 504,700 tonnes at a grade of 174g/t silver (“Ag”) and 1.65g/t gold (“Au”), containing 4,430,000 silver equivalent ounces (“Ag eq oz”), using a 50g/t silver equivalent (“Ag eq”) cut-off;

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Inferred mineral resources at the Guanajuato Mine Complex are estimated to comprise 434,000 tonnes at a grade of 140g/t Ag and 2.32g/t Au, containing 3,900,000 Ag eq oz.  Different cut-off grades were used for the seven mineralized zones as indicated in the table below.

“We are pleased that ongoing underground drilling and development continues to extend the mineralized zones in advance of production,” stated Robert Archer, President & CEO.  “Although the M&I resource declined from previous levels, the Inferred resource increased substantially so we will be focusing our efforts on upgrading these ounces into the M&I category in 2014.  The Inferred resource is based strictly upon drilling whereas the M&I resource also incorporates mine development and underground sampling.  As such, the classification of a particular resource can often be a timing issue based upon mine development schedules.  What is important for an underground operation like Guanajuato is that we are replacing ounces as they are being mined, as a ‘rolling resource’.”

Results of the recently completed development along the Veta Madre on the 525 metre level (lowest level) of the Cata Clavo included a 50 metre strike length grading 794g/t silver and 1.85g/t gold across an average true width of 3.6 metres.  Underground drilling continues to explore the Veta Madre at Cata Clavo below the 525 level.

The 2013 Guanajuato Mine Complex mineral resource estimate contains Measured and Indicated mineral resources of 4,430,000 Ag eq oz including 3,348,000 Ag eq oz in the Measured category and 1,081,000 Ag eq oz in the Indicated category (see table below).  Inferred mineral resources are estimated at 3,900,000 Ag eq oz.  These are contained in the Cata Clavo, Los Pozos, Santa Margarita, San Cayetano, Promontorio, Valenciana and Guanajuatito zones.  The Guanajuatito zone has been expanded with the addition of the Northwest and Southeast zones (see Company news release dated February 15, 2013), illustrating that additional mineralization is being found and added to inventory with systematic and focused drilling.  A new zone, designated Los Pozos SE, has been added due to successful exploration immediately southeast of the Los Pozos zone.  Additionally, initial Inferred mineral resource estimates have been added for the San Cayetano (Rayas shaft area south of Santa Margarita), Valenciana, and Promontorio zones.

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Overall, from the last mineral resource estimate (effective date January 31, 2012), the Measured and Indicated classification decreased 21.6% (-1,219,000 Ag eq oz), while the Inferred mineral resource increased 55.8% (+1,397,000 Ag eq oz).  Management is committed to maintaining or increasing mineral resources at the Guanajuato Mine, a commitment shown through focused drilling, and through better understanding of the complex structurally controlled mineralized zones.

Mining of four zones, namely Cata, Los Pozos, Santa Margarita and Guanajuatito, currently accounts for most of the Guanajuato metal production.  This updated mineral resource will help in guiding development and with improving grades at the mines.  Underground drilling will resume in 2014 with three drill rigs to delineate new resources on the upper extensions of Los Pozos SE (Veta Madre) and Santa Margarita, and the down dip extensions of the Cata Clavo zones.

Development and exploration are ongoing to expand mineral resources 1) along the Santa Margarita structure (hanging wall zone to Veta Madre) both to the southeast strike extension and between the 390 and 270 levels (above present mining), 2) at Guanajuatito (Veta Madre and a footwall zone) both laterally (50-120 level) and in deep extensions (245-390 levels), 3) at Valenciana (Veta Madre and both footwall and hanging wall zones as well as exploration both at depth and proximal to old workings), 4) at San Cayetano (Veta Madre), 5) at Cata in the upper areas along strike both to the SE and NW, and 6) at Promontorio (Veta Madre and both footwall and hanging wall zones).

Through a collaborate effort, a Special Projects team from the Company’s Geology, Mining, and Planning Departments is reviewing all previously mined areas for opportunities in further exploitation.  This has been a particularly successful effort as new opportunities can be turned into “un-official” mineral resources and mined within months due to existing access.  Examples include the exploitation of high grade material from an old Los Pozos stope above the 250 level, along with expansion of the stope itself, and the further definition of mineralization presently being exploited on the Santa Margarita vein from the 390, 365, and 345 levels.

The updated mineral resource estimate for the Guanajuato Mine is valid as of July 31, 2013.  Block model graphics, maps, sections and previous news releases can be viewed on the Company’s website at www.greatpanther.com.  The estimates were classified according to the CIM Definition Standards on Mineral Resources and Mineral Reserves and, as such, are consistent with the requirements of NI 43-101.  The mineral resource estimate was completed by Linda Sprigg, RPGeo AIG, consultant mineral resource geologist for the Company and a Qualified Person (“Q.P.”), and Robert Brown, P.Eng., and Company Q.P.

Guanajuato Mine Complex: Mineral Resource Estimations and Contained Silver Equivalent, Gold, and Silver

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	Tonnage	Grade g/t			Contained kOz
Area	kt	Ag Eq	Au	Ag	Ag Eq	Au	Ag
Sub Total Cata	84.9	408	1.34	328	1,114	3.65	894
Sub Total Pozos	138.9	229	0.78	182	1,023	3.48	814
Sub Total Santa Margarita	85	335	4.72	51	914	12.90	140
Sub Total Guanajuatito	53.2	174	0.64	135	298	1.10	232
Total Measured	362	288	1.82	179	3,348	21.14	2,080

Sub Total Cata	33.1	420	1.38	337	448	1.47	359
Sub Total Pozos	35.8	148	0.55	116	171	0.63	133
Sub Total Santa Margarita	23	296	3.3	98	219	2.44	73
Sub Total Guanajuatito	50.7	150	0.65	111	244	1.06	180
Total Indicated	142.6	236	1.22	163	1,081	5.60	745

Sub Total Cata	118.1	411	1.35	330	1,561	5.13	1,254
Sub Total Pozos	174.7	213	0.73	169	1,194	4.11	947
Sub Total Santa Margarita	108	326	4.42	61	1,133	15.34	213
Sub Total Guanajuatito	103.9	162	0.65	123	542	2.16	412
Total Measured + Indicated	504.7	273	1.65	174	4,430	26.74	2,825

Sub Total Cata	12.7	489	1.53	398	199	0.62	162
Sub Total Pozos	17	341	0.65	302	186	0.35	165
Sub Total Santa Margarita	14.3	340	2.18	209	157	1.01	96
Sub Total Guanajuatito	88.8	289	0.99	229	824	2.82	654
Sub Total San Cayetano	41.5	307	3.69	85	410	4.93	114
Total Valenciana	127.2	269	2.58	114	1,101	10.57	467
Total Promontorio	132.4	241	2.84	70	1,024	12.09	298
Total Inferred	434	280	2.32	140	3,900	32.38	1,957

Notes:
1.	CIM Definitions were followed for Mineral Resources.
2.	Measured and Indicated Mineral Resources are reported at a cut-off grade of 50g/t Ag Eq.
3.
Inferred Mineral Resources are reported at area-specific cut-offs as follows: Cata 176g/t Ag Eq, Guanajuatito 164g/t Ag Eq, Pozos 178g/t Ag Eq, San Cayetano 169g/t Ag Eq, Santa Margarita 166g/t Ag Eq, Valenciana 167g/t Ag Eq, and Promontorio 166g/t Ag Eq.

4.	Prices of US$1,280/Au oz and US$20.80/Ag oz were used in calculations.
5.	Bulk Density is 2.68t/m³.
6.	Totals may not agree due to rounding.
7.	Ag Eq is given by the formula Ag Eq = Ag + 60*Au.

Both drill core and underground chip samples were assayed independently by SGS at the Company’s Guanajuato Mine site laboratory.  Aspects relating to mining and metallurgy are overseen by Juan Manuel Flores, V.P. Operations for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.  Robert F. Brown, P.Eng., and Vice President of Exploration for the Company, is the Qualified Person for the Guanajuato Mine Project under the meaning of NI 43-101 and has reviewed these results.  The Company’s QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments.

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ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Topia and Guanajuato.  Great Panther is also in the process of developing its San Ignacio Project with a view to production in 2014, and has two exploration projects, El Horcon and Santa Rosa.  The Company is also pursuing additional mining opportunities within Latin America, with the goal of adding to its portfolio of mineral properties.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer President & CEO 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2012 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.